FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 26, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Magyar Telekom’s Board of Directors proposes the merger of Magyar Telekom and T-Kábel

Budapest — 25 May, 2009 —Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announces the proposal by the Board of Directors to merge T-Kábel with Magyar Telekom, generating annual savings of close to HUF 1 billion.

Today the Board of Directors made a proposal to legally merge T-Kábel Magyarország Kft. (T-Kábel) with Magyar Telekom Nyrt. This marks a further step in the Group’s integration process started three years ago with the aim of improving service quality and increasing efficiency. The merger also involves Dél-Vonal Kft. (Dél-Vonal), which is a 100% subsidiary of T-Kábel.

Magyar Telekom’s subsidiaries, T-Kábel and Dél-Vonal provide analogue and digital cable television, broadband internet and IP-based voice services in Hungary as part of Magyar Telekom’s T-Home product range. Following the parent company’s implementation of a new organisational and management structure, which focuses on consumer segmentation instead of a technology-based organisation, a new brand structure was introduced during the autumn of 2008. During the rebranding, Magyar Telekom successfully consolidated and simplified its wireline product offering under the T-Home brand. As a result of these steps, broadcasting became one of the most important pillars of the “three-screen strategy”.

In addition to strengthening Magyar Telekom’s market competitiveness, the merger will enable the company to increase cost efficiency by exploiting synergies of joint operation, facilitating cost reductions and the optimal usage of financial and human resources. The estimated annual saving is close to HUF 1 billion. Given the importance of rationalising costs and improving efficiency in ensuring the long-term competitiveness of the Group, efficiency-focused structural consolidation will continue to be a main objective for Magyar Telekom.

Merger milestones

The Board proposal is subject to approval by the Extraordinary General Meeting and the consent of the supreme bodies of the two subsidiaries, due to take place on June 29, 2009. The merger process will be completed by registration by the Court of Registry. The merger does not require the approval of the Hungarian Competition Authority as the companies involved are directly and indirectly 100% owned by Magyar Telekom.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: May 26, 2009